July 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Catalina Jaime
Mindy Rotter
Lisa Larkin
Jacob Sandoval

Re:	Goldman Sachs BDC, Inc.
Registration Statement on Form N-14 (File No. 333-235856)

Ladies and Gentlemen:

On behalf of Goldman Sachs BDC, Inc. (“GSBD”), we hereby respond to the comments provided telephonically by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on February 5, 2020 regarding GSBD’s Registration Statement on Form N-14 (File No. 333-235856), initially filed with the SEC on January 8, 2020 (the “Form N-14”), and the prospectus included therein. For your convenience, a summary of each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by GSBD’s response. Unless otherwise indicated, all page references are to page numbers in the Form N-14. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form N-14.

Catalina Jaime, Mindy Rotter, Lisa Larkin and Jacob Sandoval July 10, 2020 Page 2

General Comments

1.

Please explain in correspondence the purpose of each step of the Merger, the legal approvals necessary to accomplish each step (including the vote required, by whom and how achieved), the implications of each step under the Securities Act of 1933, as amended, and if such transaction does not require registration, the basis for that view. Please also confirm that none of the steps individually or collectively result in any diminution of investor protections under the securities laws, including the Investment Company Act of 1940, as amended (the “1940 Act”).

The Merger is structured as a two-step merger transaction. In the first step of the Merger, Evergreen Merger Sub Inc., a wholly owned subsidiary of GSBD (“Merger Sub”) will merge with and into Goldman Sachs Middle Market Lending Corp. (“MMLC” and, together with GSBD, the “Companies”), with MMLC as the surviving entity of the merger (the “First Merger”). Immediately following the First Merger, MMLC (as the surviving company in the First Merger) will merge with and into GSBD, with GSBD continuing as the surviving company (the “Second Merger”). GSBD respectfully directs the Staff to pages 158-166 of the Form N-14, under the caption “The Merger—Reasons for the Merger,” which explains that the Companies believe that this structure offers numerous benefits to the stockholders of GSBD and MMLC. In particular, GSBD anticipates that the Merger as so structured will be treated as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and stockholders of GSBD and MMLC are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, except with respect to cash received by MMLC stockholders in lieu of fractional shares of GSBD Common Stock. This structure also facilitates the survival of GSBD, which is listed on the New York Stock Exchange, thereby affording the stockholders of GSBD and MMLC (after expiration of the applicable lock-up periods as further described in the Form N-14) a liquid trading market for their GSBD Common Stock.

The parties have also structured the Merger as a two-step merger transaction, rather than a one-step merger transaction, so as to preclude imposition of corporate-level income tax should the transaction fail to qualify as a “reorganization” under Section 368(a) of the Code and MMLC fails to qualify as a “regulated investment company” under the Code (a “RIC”) for any reason. Under Internal Revenue Service (“IRS”) Revenue Rulings 2001-26, 2001-1 C.B. 1297, and 2001-46, 2001-42 I.R.B. 321, if an integrated transaction such as the Merger qualifies as a reorganization, the First Merger is disregarded for U.S. federal income tax purposes.

The parties believe that the Merger will qualify as a “reorganization,” MMLC has represented that it qualifies as a RIC and it is a condition to closing that both Dechert LLP and Eversheds Sutherland (US) LLP issue tax opinions that the Merger qualifies as a “reorganization.” If the Merger nonetheless fails to qualify as a “reorganization” and MMLC fails to qualify as a

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RIC, the IRS has made clear in IRS Revenue Rulings 90-95, 1990-2 C.B. 67, and 2008-25, 2008-1 C.B. 986, that the First Merger would be treated as a “qualified stock purchase” and the Second Merger would be treated as a separate transaction for U.S. federal income tax purposes. Since a qualified stock purchase is treated as a taxable stock acquisition for such purposes and the Second Merger would not trigger corporate-level tax, structuring the combination as a two-step merger avoids triggering corporate-level tax.

Subject to the terms and conditions of the Merger Agreement, as amended, each holder of MMLC Common Stock issued and outstanding immediately prior to the effective time of the First Merger (other than GSBD and its consolidated subsidiaries) will be entitled to receive, for each share of MMLC Common Stock, that number of shares of GSBD Common Stock with a net asset value equal to the net asset value per share of MMLC Common Stock, in each case calculated as of the same date within 48 hours (excluding Sundays and holidays) prior to the closing of the Merger. As a result of the First Merger, each share of MMLC Common Stock issued and outstanding immediately prior to the Effective Time will be automatically cancelled and each of the shares of common stock of Merger Sub (all of which are owned by GSBD) will be converted into one validly issued share of MMLC Common Stock (all of which will be owned by GSBD). As a result of the Second Merger, the shares of common stock of MMLC (as the surviving company of the First Merger), all of which will be owned by GSBD as a result of the First Merger, will be cancelled. Accordingly, the only securities being issued, for purposes of the Securities Act, are the shares of GSBD Common Stock issued to MMLC stockholders in connection with the First Merger. Such shares of GSBD Common Stock are being registered for purposes of the Securities Act pursuant to the Form N-14.

The First Merger, including the issuance of GSBD Common Stock contemplated thereby, requires the following approvals: (1) approval by the MMLC Board and the GSBD Board in accordance with Section 251 of Delaware General Corporation Law (“DGCL”), (2) approval by the sole director of Merger Sub in accordance with DGCL Section 251, (3) approval by GSBD in its capacity as the sole stockholder of Merger Sub, (4) the affirmative vote of (i) a majority of the outstanding shares of MMLC Common Stock and (ii) a majority of the outstanding shares of MMLC Common Stock held by stockholders of MMLC unaffiliated with GSAM and its affiliates, at a duly called and held meeting of the MMLC stockholders at which a quorum is present in accordance with DGCL Section 251, (5) the affirmative vote of a majority of the votes cast by the holders of outstanding shares of GSBD Common Stock to approve the GSBD Stock Issuance, at a duly called and held meeting of the GSBD stockholders at which a quorum is present, in accordance with Section 312.03 of the New York Stock Exchange Listed Company Manual, and (6) although not required by law, GSBD has conditioned the consummation of the Merger on the receipt of the affirmative vote of (i) a majority of the outstanding shares of GSBD Common Stock and (ii) a majority of the outstanding shares of GSBD Common Stock held by stockholders of GSBD unaffiliated with GSAM and its affiliates. As further described in the Form N-14, the approvals referenced in clauses (1), (2) and (3) of the preceding sentence have already been obtained, and GSBD and MMLC are seeking the approvals referenced in clauses (4), (5) and (6) of the preceding sentence pursuant to the Form N-14.

Given that MMLC will become a wholly-owned subsidiary of GSBD following the First Merger, the Second Merger will qualify as a short-form merger (also known as a parent-subsidiary merger), which only requires the approval by the GBSD Board in accordance with DGCL Section 253(a).

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GSBD confirms that none of the steps individually or collectively will result in any diminution of investor protections under applicable securities laws, including the 1940 Act.

2.	Please confirm that GSBD and MMLC will file proxy cards as well as the tax and legal opinions in the amended Form N-14.

GSBD acknowledges the Staff’s comment and confirms that the Companies will file proxy cards as well as tax and legal opinions with the amended Form N-14.

Questions and Answers About the Special Meetings and the Merger

3.

The Staff notes that the Form N-14 references fees that will be paid to Broadridge in connection with the solicitation of proxies. Please quantify any other costs that will be borne by the Companies in connection with the solicitation of proxies, if possible.

GSBD acknowledges the Staff’s comment and respectfully submits that the fees paid to Broadridge will constitute the entirety of costs borne by the Companies in connection with the solicitation of proxies.

4.

The Staff notes that the Form N-14 provides that the investment objectives and strategies of GSBD and MMLC are substantially similar. Please add a short (one or two sentence) summary that highlights the differences in investment objectives and strategies between GSBD and MMLC and confirm in correspondence that the change has been made.

GSBD respectfully submits that MMLC has an internal policy pursuant to which it expects to invest, under normal circumstances, at least 80% of MMLC’s net assets (plus any borrowings for investment purposes), directly or indirectly in middle-market corporate credit obligations and related instruments, including other income-producing assets. While GSBD has identical investment objectives, it does not have such an 80% policy. Further, MMLC uses the term “middle market” to generally refer to companies with between $5 million and $125 million of annual earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”), whereas GSBD uses “middle market” to generally refer to companies with between $5 million and $200 million of annual EBITDA. Apart from the aforementioned distinctions, MMLC and GSBD have identical investment objectives and strategies and the aforementioned distinctions have not, in practice, resulted in differences in investment activity.

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GSBD has revised the disclosure on page 13 of the amended Form N-14 as follows:

The investment objective and strategies of GSBD and MMLC are substantially similar. The investment objective of each of GSBD and MMLC is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, and last-out portions of such loans; second lien debt; unsecured debt, including mezzanine debt; and select equity investments. MMLC has an internal policy pursuant to which it expects to invest, under normal circumstances, at least 80% of MMLC’s net assets (plus any borrowings for investment purposes), directly or indirectly in middle-market corporate credit obligations and related instruments, including other income-producing assets. GSBD does not have such an 80% policy. Further, MMLC uses the term “middle market” to refer to companies with between $5 million and $125 million of annual earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) excluding certain one-time, and non-recurring items that are outside the operations of these companies, whereas GSBD uses “middle market” to refer to companies with between $5 million and $200 million of annual EBITDA excluding certain one-time, and non-recurring items that are outside the operations of these companies. The aforementioned distinctions have not, in practice, resulted in differences in investment activity.

5.

Please describe or define in correspondence what “significant” means in the sentence of the Form N-14 that provides, “[a]s a result of these commonalities, GSAM does not anticipate any significant portfolio repositioning in connection with the Merger,” and please confirm no disclosure is required with respect to portfolio repositioning in connection with the Merger.

GSBD acknowledges the Staff’s comment, respectfully submits that it does not anticipate any portfolio repositioning in connection with the Merger and has revised the disclosure on page 13 of the amended Form N-14 as follows:

As a result of these commonalities, GSAM does not anticipate any ~~significant~~ portfolio repositioning in connection with the Merger.

6.

The Staff notes its view that termination fees between affiliates are not permitted under Section 17 of the 1940 Act. Please either explain in correspondence why the termination fee between affiliates is permissible in connection with the Merger or amend the Merger Agreement to eliminate the termination fee and update Form N-14 disclosure accordingly.

GSBD respectfully submits that the Companies have entered into an Amended and Restated Agreement and Plan of Merger, dated as of June 11, 2020, by and between GSBD, MMLC and Merger Sub (the “A&R Merger Agreement”), which amended and restated the initial Merger

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Agreement in its entirety. The A&R Merger Agreement does not provide for the payment of a termination fee by any party. The Form N-14 disclosure has been updated to reflect the terms of the A&R Merger Agreement.

Summary of the Merger

7.	Please add a diagram showing each step of the Merger.

GSBD acknowledges the Staff’s comments and has revised page 19 of the amended Form N-14 to include a diagram showing each step of the Merger.

8.	Please confirm in correspondence that the Merger complies with all requirements of Rule 17a-8 of the 1940 Act, in addition to those stated.

GSBD confirms that the Merger complies with all requirements of Rule 17a-8 of the 1940 Act, in addition to those stated.

Under Rule 17a-8(a)(1), the surviving company in the merger must be a RIC. In this case, GSBD, is the surviving company and is a RIC.

Under Rule 17a-8(a)(2), the board of directors of the participating RICs (including a majority of the independent directors), must determine that (A) participation in the merger is in the best interests of the company, and (B) the interests of the company’s existing shareholders will not be diluted as a result of the merger. Guidance from the SEC discusses certain factors that may be relevant to a board in making these determinations.

In addition, the remaining provisions of Rule 17a-8(a)(2) require certain procedural requirements with respect to the board’s process in making these determinations. Under Rule 17a-8(a)(2)(ii), the directors must request and evaluate such information as may reasonably be necessary to their determinations and that they have considered and given appropriate weight to all pertinent factors. Under Rule 17a-8(a)(2)(iii), the directors, in making the determination under Rule 17a-8(a)(2)(i)(B), must have approved procedures for the valuation of assets to be conveyed by

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each Eligible Unregistered Fund (as such term is defined in Rule 17a-8(b)).1 Under Rule 17a-8(a)(2)(iv), the determinations under Rule 17a-8(a)(2)(i)(A) and (B) and the bases thereof, including the factors considered pursuant to Rule 17a-8(a)(2)(ii), must be recorded fully in the minute books of the merging companies.

As discussed in the Form N-14 under the heading “The Merger—Background of the Merger,” the GSBD Board and the GSBD Special Committee held multiple meetings to discuss the proposed Merger and review materials related thereto, including presentations provided by the financial and legal advisors to the GSBD Special Committee. This process was repeated with respect to the amendment of the initial Merger Agreement. After evaluating such information as the GSBD Board and GSBD Special Committee deemed necessary and after considering and giving appropriate weight to all pertinent factors, the GSBD Board and the GSBD Special Committee determined that (i) participation in the Merger was in the best interest of GSBD and (ii) the interests of GSBD’s existing stockholders would not be diluted as a result of the Merger, in accordance with Rule 17a-8(a)(2) of the 1940 Act.

As discussed in the Form N-14 under the heading “The Merger—Background of the Merger,” the MMLC Board and the MMLC Special Committee held multiple meetings to discuss the proposed Merger and review materials related thereto, including presentations provided by the financial and legal advisors to the MMLC Special Committee. This process was repeated with respect to the amendment of the initial Merger Agreement. After evaluating such information as the MMLC Board and MMLC Special Committee deemed necessary and after considering and giving appropriate weight to all pertinent factors, the MMLC Board and the MMLC Special Committee determined that (i) participation in the Merger was in the best interests of MMLC and (ii) the interests of MMLC’s existing shareholders would not be diluted as a result of the Merger, in accordance with Rule 17a-8(a)(2) of the 1940 Act.

The processes undertaken and determinations made by each of the GSBD Board and the MMLC Board have satisfied the applicable requirements of Rule 17a-8(2).

Under Rule 17a-8(a)(3), participation in the merger must be approved by the stockholders of any merging company that is not a surviving company. In this case, GSBD is the surviving company, so Rule 17a-8 does not require approval by the stockholders of GSBD. Nevertheless, the parties have conditioned the Merger on such approval.

1 Rule 17a-8(a)(2)(iii) is not applicable to the Merger because there is no Eligible Unregistered Fund involved.

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Because MMLC is not the surviving company, Rule 17a-8(a)(3) requires stockholder approval by the vote of a majority of the outstanding voting securities of MMLC, absent compliance with the exception under Rule 17a-8(a)(3). This exception is not applicable to MMLC because the MMLC Independent Directors will not comprise a majority of the independent directors of the surviving company, as required by Rule 17a-8(a)(3)(iii). As a result, Rule 17a-8 requires approval by the stockholders of MMLC. Per Rule 17a-8 and the state law requirements for stockholder approval discussed in the Form N-14, the parties have conditioned the Merger on such approval.

Under Rule 17a-8(a)(4), the board of directors of the merging company must be at least 75% composed of independent directors (or two directors must be independent on a board with three directors), and the board must meet the other fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act, as applicable. The MMLC Board and the GSBD Board each satisfy this requirement.

Finally, under Rule 17a-8(a)(5), the surviving company must maintain records that describe the merger and its terms for six years afterward, which must be easily accessible for the first two years. In the case of the Merger, GSBD will cause such records to be maintained as are required under Rule 17a-8(a)(5) for such period as the rule so requires.

Risk Factors

Pages 51 & 89

9.	Please consider updating the discussion of Brexit, as needed.

GSBD acknowledges the Staff’s comments and has revised the risk factors relating to Brexit on pages 52 and 92 – 93 of the amended Form N-14 as follows:

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and GSBD’s investments.

The decision made in the United Kingdom referendum in June 2016 to leave the European Union (commonly known as “Brexit”) has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. ~~The United Kingdom and European Union announced in March 2018 an agreement in principle to transitional provisions under which European Union law would remain in force in the United Kingdom until the end of December 2020, but this remains subject to the successful conclusion of an agreement between the United Kingdom and the European Union. In the absence of such an agreement there would be no transitional provisions and the United Kingdom would exit~~

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~~the European Union and the relationship between the United Kingdom and the European Union would be based on the World Trade Organization rules (a “hard Brexit”). On October 28, 2019, the United Kingdom came to an agreement with the European Union to delay the deadline for withdrawal. Unless the United Kingdom parliament approves the withdrawal agreement by January 31, 2020, it is expected that there will be a hard Brexit on that date absent any further agreements to delay the withdrawal.~~ On January 31, 2020, the United Kingdom withdrew from the European Union subject to a withdrawal agreement that permits the United Kingdom to effectively remain in the European Union from an economic perspective during a transition phase that expires at the end of 2020. During this transition phase, the United Kingdom and the European Union will seek to negotiate and finalize a new, more permanent trade deal. Consequently, due to this political uncertainty, it is not possible to anticipate~~, in the absence of an intervening action, when the United Kingdom will leave the European Union and~~ whether the United Kingdom and the European Union will be able to agree on and implement a new trade agreement or what the nature of such trade arrangement will be. In the event that no agreement is reached, the relationship between the United Kingdom and the European Union would be based on the World Trade Organization rules.~~such departure will benefit from the terms of the withdrawal agreement and the transitional provisions. While it is not currently possible to determine the extent of the impact a hard Brexit may have on GSBD’s investments, certain measures are being proposed and/or will be introduced, at the European Union level or at the member state level, which are designed to minimize disruption in the financial markets.~~ While certain measures are being proposed and/or will be introduced, at the European Union level or at the member state level, which are designed to minimize disruption in the financial markets, it is not currently possible to determine whether such measures would achieve their intended effects. Notwithstanding the foregoing, the extent and process by the United Kingdom to exit the European Union, and the longer term economic, legal, political, regulatory and social framework to be put in place between the United Kingdom and the European Union remain unclear and may lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. The mid-to-long-term uncertainty may have a negative effect on the performance of any investments in issuers that are economically tied to the United Kingdom or Europe. Additionally, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on the ability of [GSBD/MMLC] and its portfolio companies to execute their respective strategies and to receive attractive returns.

10.	Please update the portfolio composition example related to the software industry to a more recent date.

GSBD acknowledges the Staff’s comment and has revised the portfolio composition example related to the software industry on page 55-56 of the amended Form N-14 as follows:

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For example, as of March 31, 2020, Health Care Providers & Services, together with Health Care Technology and Health Care Equipment & Supplies, represented 22.2% of GSBD’s portfolio at fair value. GSBD’s investments in Health Care Providers & Services, Health Care Technology and Health Care Equipment & Supplies are subject to substantial risks, including, but not limited to, the risk that the laws and regulations governing the business of health care companies, and interpretations thereof, may change frequently. Current or future laws and regulations could force our portfolio companies engaged in health care to change their policies related to how they operate, restrict revenue, change costs, change reserve levels and change business practices. ~~For example~~ In addition, as of ~~December~~March 31, 20~~18~~20, Software~~, together with Internet Software & Services~~, represented ~~16.7~~8.3% of GSBD’s portfolio at fair value. GSBD’s investments in Software ~~and Internet Software & Services~~ are subject to substantial risks, including, but not limited to, intense competition, changing technology, shifting user needs, frequent introductions of new products and services, competitors in different industries and ranging from large established companies to emerging startups, decreasing average selling prices of products and services resulting from rapid technological changes, cybersecurity risks and cyber incidents and various legal and regulatory risks.

Comparative Fees and Expenses, Page 113 – 114

11.

With respect to MMLC’s hypothetical expenses assuming a 5% annual return (which assumes return entirely from realized capital gains and thus subject to the capital gains incentive fee), please explain in correspondence how the amounts were calculated and what expense numbers were used.

GSBD respectfully submits that MMLC’s hypothetical expenses assuming a 5% annual return were calculated using MMLC’s actual expenses for the three months ended March 31, 2020.

Unaudited Pro Forma Condensed Consolidated Financial Statements

12.

The Staff notes that the survivor of the Merger for accounting purposes must be disclosed in the unaudited pro forma consolidated financial statements. Please make this change and confirm in correspondence that the change has been made.

GSBD acknowledges the Staff’s comment and has revised the disclosure on page 123 of the amended Form N-14 as follows:

Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on

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their relative fair values of net identifiable assets acquired other than certain “non-qualifying” assets (for example cash) and does not give rise to goodwill. GSBD will be the accounting survivor of the Merger. GSBD believes that the acquisition of MMLC should be accounted for as an asset acquisition based on the nature of its pre-acquisition operations and other factors outlined in ASC 805-50 - Business Combinations - Related Issues, with the fair value of total consideration paid in conjunction with the Mergers allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of the Mergers. See the section entitled “Accounting Treatment of the Merger” for additional information.

13.	Please explain in correspondence why MMLC’s anticipated transaction costs of $5 million are higher than GSBD’s anticipated transaction costs of $3 million, and describe what comprises such costs.

GSBD acknowledges the Staff’s comment and supplementally advises the Staff that the difference in GSBD’s anticipated transaction costs and those anticipated to be incurred by MMLC is attributable to the difference in fees negotiated between the Special Committees of each of GSBD and MMLC and their respective financial advisors in connection with the Merger. GSBD’s anticipated transaction costs consist of fees payable to GSBD’s financial advisor, and GSBD’s audit and legal fees incurred in connection with the Merger. MMLC’s anticipated transaction costs consist of fees payable to its financial advisor and MMLC’s audit and legal fees in connection with the Merger. As disclosed in the Form N-14, GSBD and MMLC will equally bear the cost of preparing, printing and mailing the Form N-14, including all expenses related to the services of Broadridge Investor Communication Services, Inc., all filing and other fees paid to the SEC in connection with the Merger and all filings and other fees in connection with any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Notwithstanding the foregoing, solely in the event that the Merger is consummated, GSAM will reimburse each of GSBD and MMLC, in each case in an amount of up to $4 million, for all fees and expenses incurred and payable by MMLC or on its behalf, on the one hand, or GSBD or on its behalf, on the other hand, in connection with or related to the Merger, the Merger Agreement and the related transactions (including all documented fees and expenses of counsel, accountants, experts and consultants to MMLC or the MMLC Special Committee, on the one hand, or GSBD or the GSBD Special Committee, on the other hand).

Pages 122 and 130

14.	Please explain the difference in the adjustment noted on the balance sheet of $15.5 million versus the adjustments noted in corresponding footnotes B and C.

GSBD acknowledges the Staff’s comment and supplementally advises the Staff that both footnote B (the part that refers to a pro forma adjustment of approximately $7.5 million in fees and expenses estimated to be incurred in connection with an anticipated increase to the capacity and amounts outstanding GSBD’s existing revolving credit facility) and footnote C (which refers to estimated transaction costs of $8.0 million), together constitute the adjustment noted on the balance sheet of $15.5 million.

In the amended Form N-14, the other liabilities adjustment noted on the balance sheet of $87.0 million is comprised of approximately $3.8 million remaining fees and expenses estimated to be incurred in connection with increasing the borrowing capacity of GSBD’s existing revolving credit facility upon consummation of the Merger (noted in footnote A), the remaining outstanding transaction costs of $4.4 million for GSBD and $3.8 million for MMLC (noted in footnote B), and the estimated distribution to MMLC stockholders of approximately $75.0 million as of the Closing Date (noted in footnote C).

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15.

Please correct footing and cross-footing errors in the capitalization table with respect to MMLC total capitalization, combined company net assets and combined company total capitalization. Confirm in correspondence that such changes have been made.

GSBD acknowledges the Staff’s comment and respectfully submits that the capitalization table on page 141 of the amended Form N-14 has been revised as of March 31, 2020, and foots and cross-foots have been corrected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldman Sachs BDC, Inc., Pages 276 – 277

16.	Please explain in correspondence how the GSBD 10b5-1 Plan, if resumed, would conform to the requirements of Rule 10b5-1.

GSBD respectfully submits to the Staff that GSBD’s 10b5-1 Plan expired in March 2020, but if a new plan is adopted, will comply with the requirements of Rule 10b5-1.

A new 10b5-1 plan will comply with Rule 10b5-1(c)(1)(i)(A) because it will be in writing and will be adopted only at a time when GSBD is not aware of any material nonpublic information about GSBD or its securities.

A new 10b5-1 plan will comply with the requirement of Rule 10b5-1(c)(1)((i)(B) to ensure that GSBD lacks discretion over whether, when and how to effect the trades under the plan. In particular, a new 10b5-1 plan will: (1) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; (2) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or (3) not permit GSBD to exercise any subsequent influence over how, when, or whether to effect purchases or sales (and any other person who, pursuant to the 10b5-1 plan, will exercise such influence will not have been aware of any material nonpublic information about GSBD or its securities when doing so).

GSBD will comply with the requirement of Rule 10b5-1(c)(1)((i)(C) not to alter or deviate from the 10b5-1 plan (whether by changing the amount, price, or timing of the purchase or sale of securities under the plan) and not to enter into or alter a corresponding or hedging transaction or position with respect to securities under the plan.

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Finally, GSBD will comply with the requirement of Rule 10b5-1(c)(1)((ii) because a new 10b5-1 plan will be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Securities Exchange Act of 1934, as amended.

Senior Securities of Goldman Sachs BDC, Inc., Page 286

17.	Please include a reference to the Merger in the introduction to the senior securities table. Please make this change and confirm in correspondence that the change has been made.

GSBD acknowledges the Staff’s comment and has revised the disclosure on page 274 of the amended Form N-14 as follows:

Information about GSBD’s senior securities is shown in the following table as of March 31, 2020, December 31, 2019 December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014. The report of GSBD’s independent registered public accounting firm, PricewaterhouseCoopers LLP, on the senior securities table as of December 31, 2019 December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 is attached as an exhibit to this joint proxy statement/prospectus. There were no senior securities outstanding as of December 31, 2013 and December 31, 2012. GSBD has entered into the Merger Agreement with MMLC and certain other parties thereto. The Merger is currently anticipated to be completed during the fourth quarter of 2020, and is subject to certain closing conditions, including stockholder approvals. The information in the following table does not give effect to the Merger. This information about GSBD’s senior securities should be read conjunction with GSBD’s audited and unaudited consolidated financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldman Sachs BDC, Inc.”

Business of Goldman Sachs Middle Market Lending Corp., Page 325

18.

Please explain whether the Merger will constitute an exit event for purposes of calculating the incentive fee payable by MMLC. Please make this change and confirm in correspondence that the change has been made.

GSBD acknowledges the Staff’s comment and supplementally advises the Staff that the Merger will be considered an exit event for purposes of calculating the incentive fee for MMLC based on income but will not be considered an exit event for purposes of calculating the incentive fee for MMLC based on capital gains. GSBD has revised the disclosure on page 315 – 316 of the amended Form N-14 as follows:

If MMLC has not consummated an Exit Event (as defined below) by the sixth anniversary of the Final Closing Date (the “Wind-down Determination Date”), the MMLC Board (to the extent consistent with its fiduciary duties and subject to any necessary stockholder approvals and

Catalina Jaime, Mindy Rotter, Lisa Larkin and Jacob Sandoval July 10, 2020 Page 14

applicable requirements of the 1940 Act and the Code) will meet to consider MMLC’s potential wind down and/or liquidation and dissolution.

“Exit Event” means (i) any listing of MMLC Common Stock on a national securities exchange (a “listing”), including in connection with an initial public offering (“IPO”), (ii) merger with another entity, including an affiliated company, subject to any limitations under the 1940 Act or (iii) the sale of all or substantially all of the assets of MMLC.

The Merger will be considered an Exit Event for purposes of calculating the incentive fee based on income for MMLC but will not be considered an Exit Event for purposes of calculating the incentive fee based on capital gains for MMLC.

Goldman Sachs Middle Market Lending Corp. Management Agreements, Page 400

19.

Please explain in correspondence whether the annual incentive fee based on capital gains payable by MMLC will be calculated in accordance with U.S. GAAP and include the effect of the purchase accounting for the premium.

GSBD acknowledges the Staff’s comment and supplementally advises the Staff that the annual incentive fee based on capital gains follows U.S. GAAP and includes the effect of purchase accounting for any premium or discount recognized.

* * * * * * *

Catalina Jaime, Mindy Rotter, Lisa Larkin and Jacob Sandoval July 10, 2020 Page 15

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (617) 728-7120 (or by email at thomas.friedmann@dechert.com) or Eric S. Siegel at (215) 994-2757 (or by email at eric.siegel@dechert.com).

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Jonathan Lamm

Caroline Kraus

Goldman Sachs BDC, Inc.

Eric S. Siegel

Dechert LLP

Cynthia M. Krus

Eversheds Sutherland (US) LLP